UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
(Amendment No. 4)*
Under the Securities Exchange Act of 1934
Intersections Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

460981301
(CUSIP Number)

100 Wall Street, 19th Floor
New York, NY 10005
Attn: Bruce Lev
(212) 483-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2018
(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Loeb Holding Corporation 13-2870509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,002,127

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
11,002,127

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,002,127

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
77,750

	8	SHARED VOTING POWER
11,002,127

	9	SOLE DISPOSITIVE POWER
77,750

	10	SHARED DISPOSITIVE POWER
11,002,127

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,079,877

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ann Kempner, preliminary co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,099

	8	SHARED VOTING POWER
11,079,877

	9	SOLE DISPOSITIVE POWER
9,099

	10	SHARED DISPOSITIVE POWER
11,079,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,088,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bruce Lev, preliminary co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,750

	8	SHARED VOTING POWER
11,079,877

	9	SOLE DISPOSITIVE POWER
8,750

	10	SHARED DISPOSITIVE POWER
11,079,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,088,627

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Melvin Epstein, preliminary co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,079,877

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,079,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,079,877

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note:  This filing constitutes Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 25, 2015 (the "Original Schedule 13D") by Loeb Holding Corp. ("LHC") and Thomas L. Kempner, as amended by Amendment No. 1 filed on January 19, 2016, Amendment No. 2 filed on October 28, 2016 and Amendment No. 3 filed on December 1, 2016 (collectively, as amended, the "Schedule 13D").  On October 9, 2018, Mr. Kempner passed away. Mrs. Ann Kempner, Mr. Bruce Lev and Mr. Melvin Epstein have been appointed as preliminary co-executors of Mr. Kempner's estate.  By virtue of the LHC Support Agreement (as defined in Item 4 of this Schedule 13D), the Reporting Persons, WC SACD One Parent, Inc. ("Parent"), WC SACD One, Inc. ("Newco"), Merger Sub, Inc. ("Merger Sub") and WndrCo Holdings, LLC ("WndrCo") may be deemed a "group" for purposes of Section 13 of the Act.  The Reporting Persons expressly disclaim beneficial ownership of the Common Stock beneficially owned by Parent, Newco, Merger Sub and WndrCo.
Except as described herein, the information contained in the Schedule 13D has not been updated or amended.
Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)            This statement is filed by (i) Loeb Holding Corporation ("LHC"), a Maryland corporation, (ii) the Estate of Thomas L. Kempner, decedent (the "Estate"), which is the beneficial owner of 62.878% of the voting stock of LHC, (iii) Ann Kempner, as preliminary co-executor of the Estate; (iv) Bruce Lev, as preliminary co-executor of the Estate and (v) Melvin Epstein, as preliminary co-executor of the Estate.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.  Information contained in this Schedule 13D with respect to each Reporting Person and, if applicable, its executive officers, directors and controlling persons, is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

(b)            The address of the principal office of LHC, Mrs. Kempner and Mr. Lev is c/o Loeb Holding Corporation, 100 Wall Street, 19th Floor, New York, NY 10005. The address of the principal office of Mr. Epstein is c/o Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, NY 10038.

(c)            The principal business of LHC is to engage in the securities, commodities, financial, investment advisory, real estate, insurance and related businesses.  Mr. Kempner previously served as the Chairman of the Board of Directors of LHC, and as Chief Executive Officer of LHC.  The Estate was organized upon the death of Mr. Kempner.  Mrs. Kempner, Mr. Lev and Mr. Epstein were appointed as preliminary co-executors of the Estate.

(d)            During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            LHC is a Maryland corporation.  The Estate was created under the laws of the State of New York upon the death of Mr. Kempner. Mrs. Kempner, Mr. Lev and Mr. Epstein are citizens of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

The shares of Common Stock of Mr. Kempner passed to the Estate upon his death on October 9, 2018.  Mrs. Kempner, Mr. Lev and Mr. Epstein have been appointed as preliminary co-executors of the Estate.  Accordingly, indirect beneficial ownership may be attributable to Mrs. Kempner, Mr. Lev and Mr. Epstein with respect to the shares beneficially owned by the Estate.  Each of Mrs. Kempner, Mr. Lev and Mr. Epstein disclaims beneficial ownership of shares of Common Stock held by the Estate, except to the extent of any pecuniary interest therein.

Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

Merger Agreement

On October 31, 2018, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with WC SACD One Parent, Inc., a Delaware corporation ("Parent"), and WC SACD One Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub").  Subject to the terms and conditions of the Merger Agreement, (i) Merger Sub is to commence a tender offer (the "Offer") to purchase any and all of the outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of the Issuer at a price of $3.68 per share (the "Offer Price") and (ii) following consummation of the Offer, at the effective time of the Merger (the "Effective Time"), Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent (the "Merger"), and each issued and outstanding share of Common Stock will be converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any required withholding tax, except for (A) shares of Common Stock held in the treasury of the Issuer or owned, directly or indirectly by Parent or Merger Sub immediately prior to the Effective Time, (B) certain shares of Common Stock beneficially owned by LHC, Michael Stanfield and David McGough (the "Rollover Shares"; such holders of Rollover Shares, the "Rollover Holders"), and (C) Dissenting Shares (as defined in the Merger Agreement).  The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, pursuant to which no stockholder vote will be required to consummate the Merger.  The Offer and the Merger are subject to certain customary closing conditions, including, in the case of the Merger, the purchase by Merger Sub of all shares of Common Stock validly tendered (and not withdrawn) pursuant to the Offer.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement attached hereto as Exhibit 99.2 and incorporated herein by reference.

Rollover and Support Agreements

Concurrently with the execution of the Merger Agreement, LHC entered into a Contribution and Assignment Agreement (the "LHC Rollover Agreement"), dated as of the date of the Merger Agreement, with WC SACD One, Inc., the direct parent of Parent ("Newco"), pursuant to which LHC has agreed, subject to the terms and conditions set forth therein, to contribute, assign and deliver 8,801,702 of its beneficially owned shares of the Issuer's Common Stock (the "Rollover Shares") to Newco in exchange for equity interests in Newco, immediately after the Offer is consummated.  The LHC Rollover Agreement provides that prior to the consummation of the Offer, Newco and the Rollover Holders will negotiate and work in good faith to finalize a shareholders agreement and Newco's bylaws and certificate of incorporation in forms consistent with the term sheet attached to the LHC Rollover Agreement.

Concurrently with the execution of the Merger Agreement and the LHC Rollover Agreement, LHC also entered into a Tender and Support Agreement (the "LHC Support Agreement"), dated as of the date of the Merger Agreement and the Note Purchase Agreement (as defined below), with Parent, in order to induce Parent and Merger Sub to enter into the Merger Agreement and the Investors to enter into the Note Purchase Agreement, and to consummate the transactions contemplated thereby, including the Offer, the Merger and the issuance of the Notes (as defined below).  Pursuant to the LHC Support Agreement, LHC has agreed, subject to the terms and conditions set forth therein, to (i) tender in the Offer all of its beneficially owned shares of the Issuer's Common Stock that are not Rollover Shares and (ii) vote or consent in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and in favor of a proposal to permit the conversion of Notes into shares of Common Stock and preferred stock, increase the number of shares of Common Stock and preferred stock authorized pursuant to the Issuer's Certificate of Incorporation to permit such conversion and permit the exercise of certain preemptive rights to the Investors, in each case as contemplated by the terms of the Note Purchase Agreement.  Pursuant to the LHC Support Agreement, LHC has also agreed to grant Parent an irrevocable proxy to vote LHC's shares with respect to the foregoing.  In connection with the execution of the Support Agreement, LHC executed and delivered a written consent, in its capacity as a stockholder of the Issuer, with respect to certain matters, as described in Item 6 below.

By virtue of the LHC Support Agreement, the Reporting Persons, Parent, Newco, Merger Sub and WndrCo Holdings, LLC ("WndrCo") may be deemed a "group" for purposes of Section 13 of the Act.  The Reporting Persons expressly disclaim beneficial ownership of any Common Stock beneficially owned by Parent, Newco, Merger Sub and WndrCo.

The foregoing summary of the LHC Rollover Agreement and the LHC Support Agreement does not purport to be complete and is qualified in its entirety by the LHC Rollover Agreement and the LHC Support Agreement attached hereto as Exhibits 99.3 and 99.4, respectively, and incorporated herein by reference.

Note Purchase Agreement

On October 31, 2018, the Issuer entered into a Note Purchase and Exchange Agreement (the "Note Purchase Agreement") with certain investors, including Parent and LHC (collectively, the "Investors").  Pursuant to the Note Purchase Agreement, on the date of execution of the Note Purchase Agreement (the "Closing Date"), (i) the Issuer issued, and Parent purchased from the Issuer, for cash at a purchase price equal to the principal amount of Notes purchased, a series of senior secured convertible notes of the Issuer (the "Notes") in the initial aggregate principal amount of $30,000,000 and (ii) certain other Investors (including LHC) exchanged certain unsecured convertible notes previously issued by the Issuer to such Investors in the aggregate principal amount of $4,000,000 for $4,000,000 in aggregate principal amount of Notes (including $3,000,000 of Notes issued to LHC in exchange for a like principal amount of unsecured convertible notes previously issued by the Issuer).  The Notes have an interest rate of 6.0% per annum for the first 12 months following the Closing Date and an interest rate of 8.0% per annum for the remaining term of the Notes.  The Notes will mature on the date that is 36 months following the Closing Date.  The Notes are secured by a first-priority security interest on all of the assets of the Issuer and its subsidiaries, subject to certain exceptions, and the obligations of the Issuer under the Notes are guaranteed by its subsidiaries.  The Notes will automatically convert immediately prior to the effective time of the Merger, or immediately prior to (but subject to) the consummation of a "Superior Transaction" (as defined in the Note Purchase Agreement), into shares of Common Stock or, in certain circumstances, into shares of preferred stock of the Issuer, which will also be convertible into shares of Common Stock.  The Notes may also be converted upon the consummation of certain "Alternative Transactions" (as defined in the Note Purchase Agreement) relating to the beneficial ownership, indebtedness and solvency of the Issuer, upon a determination by the Issuer's board of directors that the issuer is no longer pursuing a process to sell itself, or on or after April 30, 2019.  Subject to the terms and conditions of the Note Purchase Agreement, the Notes are convertible into Common Stock at a conversion price of $2.27 per share (subject to adjustment as provided in the Merger Agreement).  For so long as any Notes (or Preferred Stock issued upon conversion of the Notes) remain outstanding or any Investor holding at least 10% of the then aggregate unpaid principal amount of the Notes owns Common Stock comprising at least 50% of the shares issuable upon conversion of its Notes, if there is a termination of the Merger Agreement and Parent then holds at least 80% of its initial principal amount of Notes (or shares issued upon conversion), a majority of the Issuer's Board of Directors will resign effective immediately and Parent will have the right to designate directors to fill such vacancies and the right to appoint the CEO of the Issuer, provided that one director so appointed by Parent shall be an independent director designated by LHC.

The foregoing description of the Note Purchase Agreement and the Notes does not purport to be complete and is qualified in its entirety by the Note Purchase Agreement and the Note attached hereto as Exhibit 99.5 and incorporated herein by reference.

Registration Rights Agreement

In connection with the Note Purchase Agreement, on October 31, 2018, the LHC and the other Investors entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement").  The Registration Rights Agreement provides the Investors with certain demand registration rights in respect of the shares of Common Stock issued to it upon conversion of the Notes or the shares of preferred stock into which the Notes may be converted pursuant to the Note Purchase Agreement, subject to certain conditions.  In the event that the Issuer registers additional shares of Common Stock for sale to the public, it will be required to give notice of such registration to the Investors of its intention to effect such a registration, and, subject to certain limitations, include the shares of Common Stock held by them in such registration.  The Registration Rights Agreement includes customary indemnification provisions in favor of the Investors against certain losses and liabilities arising out of or based upon any filing or other disclosure made by the Issuer under the securities laws relating to any such registration.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the Registration Rights Agreement attached hereto as Exhibit 99.6 and incorporated herein by reference.

The purpose of the Offer and the Merger is to acquire all of the outstanding shares of Common Stock (other than the Rollover Shares).  The Offer, the Merger and the transactions under the Note Purchase Agreement may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board of Directors of the Issuer (as the surviving company in the Merger), the delisting of Common Stock from NASDAQ and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act.  If the Merger is consummated, the Common Stock will be delisted from NASDAQ and will cease to be registered under the Act, and the Issuer will be privately held by Parent.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)–(b)

The aggregate percentage of Common Stock reported by each person named herein is based upon 25,759,832 shares of Common Stock issued and outstanding, which is the sum of (1) 24,428,246 shares of Common Stock outstanding as of October 30, 2018, (2) 1,321,586 shares of Common Stock that are issuable upon conversion of LHC's Notes, as further described in Item 4 of this Schedule 13(d), and (2) 10,000 shares of Common Stock which the Estate has the right to acquire upon the exercise of stock options which are fully vested.

LHC is the beneficial owner of 11,002,127 shares of Common Stock, which consists of 9,680,541 shares of Common Stock held by LHC and 1,321,586 shares of Common Stock issuable upon conversion of LHC's Notes, as described in Item 4 of this Schedule 13D.

The Estate beneficially owns 67,750 shares of Common Stock.  The Estate is also the beneficial owner of 62.878% of the voting stock of LHC and as a result, indirect beneficial ownership of the 11,002,127 shares of Common Stock beneficially owned by LHC may be attributable to the Estate.  The Estate disclaims beneficial ownership of the shares of Common Stock held by LHC, except to the extent of the Estate's pecuniary interest therein.  The Estate has the right to acquire 10,000 shares of Common Stock upon the exercise of stock options which are fully vested.

Mrs. Kempner is the beneficial owner of 9,099 shares of Common Stock. Indirect beneficial ownership of the 11,079,877 shares of Common Stock beneficially owned by the Estate may be attributable to Mrs. Kempner in her capacity as a preliminary co-executor of the Estate.  Mrs. Kempner disclaims beneficial ownership of the Common Stock held by the Estate, except to the extent of her pecuniary interest therein.

Mr. Lev is the beneficial owner of 8,750 shares of Common Stock. Indirect beneficial ownership of the 11,079,877 shares of Common Stock beneficially owned by the Estate may be attributable to Mr. Lev in his capacity as a preliminary co-executor of the Estate.  Mr. Lev disclaims beneficial ownership of the Common Stock held by the Estate.

Indirect beneficial ownership of the 11,079,877 shares of Common Stock beneficially owned by the Estate may be attributable to Mr. Epstein in his capacity as a preliminary co-executor of the Estate.  Mr. Epstein disclaims beneficial ownership of the Common Stock held by the Estate.

By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person as indicated above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein (other than those shares identified as directly held thereby) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a "group."

(c)            Except as set forth herein, none of the Reporting Persons have engaged in any transactions with respect to the Issuer's Common Stock during the past sixty days.

(d)            Not applicable.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

On October 31, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On October 31, 2018, holders of a majority of the outstanding shares of Common Stock (including the Estate and LHC) approved by written consent (the "Consent"), (i) the entry into the Note Purchase Agreement and the transactions contemplated thereunder, including the issuance of the Notes, (ii) the issuance of shares of Common Stock and preferred stock issuable upon the full conversion of the Notes, including Notes held by any director or officer of the Issuer, and the subsequent full conversion of any shares of preferred stock into shares of Common Stock, (iii) the exercise of preemptive rights of the Investors as set forth in the Note Purchase Agreement, and (iv) the authorization and reservation for the purpose of issuance of not less than 120% of the number of shares of Common Stock and preferred stock issuable upon full conversion of the Notes and other actions required for the reservation of the shares of Common Stock and preferred stock as described in the Note Purchase Agreement.  The stockholder approval is expected to become effective, in accordance with applicable rules of the Securities and Exchange Commission (the "SEC"), 20 days after a final Information Statement with respect to such stockholder written consent is filed with the SEC, and disseminated to stockholders.

The foregoing description of the Consent does not purport to be complete and is qualified in its entirety by the Consent attached hereto as Exhibit 99.7 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:
99.1
Joint Filing Agreement dated October 31, 2018, by and between Loeb Holding Corporation, the Estate of Thomas L. Kempner, and Bruce L. Lev, Melvin Epstein and Ann B. Kempner, as preliminary co-executors of the Estate of Thomas L. Kempner.

99.2*	Agreement and Plan of Merger dated October 31, 2018, by and among WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc. and Intersections Inc.

99.3	Contribution and Assignment Agreement dated October 31, 2018, by and between WC SACD One Parent, Inc. and Loeb Holding Corporation.

99.4	Tender and Support Agreement dated October 31, 2018, by and between WC SACD One, Inc. and Loeb Holding Corporation.

99.5*	Note Purchase and Exchange Agreement dated October 31, 2018, by and among Intersections Inc. and the Investors party thereto.

99.6*	Registration Rights Agreement dated October 31, 2018, by and among Intersections Inc. and the Investors party thereto.

99.7	Action by Written Consent of Stockholders of Intersections Inc. in Lieu of a Meeting dated October 31, 2018.
___________________________
* To be filed by amendment.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated October 31, 2018
Loeb Holding Corporation

By:	/s/ Bruce L. Lev
	Name:	Bruce L. Lev
	Title:	Managing Director

Estate of Thomas Kempner

By:	/s/ Bruce L. Lev
	Name:	Bruce L. Lev
	Title:	Preliminary Co-Executor of the Estate of Thomas L. Kempner

By:	/s/ Melvin Epstein
	Name:	Melvin Epstein
	Title:	Preliminary Co-Executor of the Estate of Thomas L. Kempner

By:	/s/ Ann B Kempner
	Name:	Ann B. Kempner
	Title:	Preliminary Co-Executor of the Estate of Thomas L. Kempner

/s/ Bruce L. Lev
Bruce L. Lev , as Preliminary Co-Executor of the Estate of Thomas L. Kempner

/s/ Melvin Epstein
Melvin Epstein, as Preliminary Co-Executor of the Estate of Thomas L. Kempner:

/s/ Ann B Kempner
Ann B. Kempner, as Preliminary Co-Executor of the Estate of Thomas L. Kempner

EXHIBIT INDEX

Exhibit No.	Description

99.1
Joint Filing Agreement dated October 31, 2018, by and between Loeb Holding Corporation, the Estate of Thomas L. Kempner, and Bruce L. Lev, Melvin Epstein and Ann B. Kempner, as preliminary co-executors of the Estateof Thomas L. Kempner.

99.2*	Agreement and Plan of Merger dated October 31, 2018, by and among WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc. and Intersections Inc.

99.3	Contribution and Assignment Agreement dated October 31, 2018, by and between WC SACD One Parent, Inc. and Loeb Holding Corporation.

99.4	Tender and Support Agreement dated October 31, 2018, by and between WC SACD One Parent, Inc. and Loeb Holding Corporation.

99.5*	Note Purchase and Exchange Agreement dated October 31, 2018, by and among Intersections Inc. and the Investors party thereto.

99.6*	Registration Rights Agreement dated October 31, 2018, by and among Intersections Inc. and the Investors party thereto.

99.7	Action by Written Consent of Stockholders of Intersections Inc. in Lieu of a Meeting dated October 31, 2018.

___________________________
* To be filed by amendment.